Exhibit 99.3

Zapp EV Provides Business Update and Sets Date of Annual Meeting

Zapp i300 Oxford Street Edition set for UK deliveries in coming months

Expanding product lineup will target high-growth segments

LONDON, September 16, 2025 – Zapp Electric Vehicles Group Limited (OTCQB: ZAPPF) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to electrify personal urban mobility, today announced the annual general meeting of shareholders (the “Annual Meeting”) will take place on October 1, 2025 at 2 p.m. Greenwich Mean Time (10 a.m. Eastern Daylight Time).

Ahead of the Annual Meeting, the Company provided an update on its business.  Highlights included:

●	Steps to reboot Zapp under new management
●	Initial production run of the Zapp i300 Oxford Street Edition in the UK
●	Focus on experiential marketing to drive demand
●	Plans to expand Zapp's product lineup into additional high-growth segments

The business update is available on the Zapp Investor Relations website:

https://ir.zappev.com/news-events/presentations

David McIntyre, Chief Executive Officer of Zapp EV, said: “This is a new Zapp under new management, and together we are working as a team to get bikes on the road and realise Zapp’s full potential. Our immediate focus is on building and selling our limited production run of i300 Oxford Street Edition. Beyond that, Zapp plans to expand its product lineup, providing a wider range of options to more customers in additional high-growth segments. At the same time, we will continue to improve i300 so that we meet the demands of these different market segments. We believe this will create a balanced product portfolio optimised for growth in both Europe and Asia.”

How to vote at the Annual Meeting

Shareholders as of the Annual Meeting’s record date, September 12, 2025, are entitled to vote at the Annual Meeting, but are encouraged to vote their proxy beforehand. Zapp’s Board of Directors urges all shareholders to vote “FOR” all proposals. Please vote your shares “FOR” the proposals today by responding to the proxy materials that were sent to all shareholders as at the record date.  The Notice of Annual General Meeting, Proxy Card and the Company’s most recent Annual Report on Form 20-F are available at https://www.cstproxy.com/zappev/2025/.

About Zapp EV

Zapp EV (OTCQB: ZAPPF) is on a mission to electrify personal urban mobility. Our two-wheelers blend modern design with optimised performance, and a British edge. The debut model, i300, delivers big-bike attitude in a sleek step-through form, with removable batteries that can be charged from standard electrical outlets.  Order directly at www.zappev.com or through our growing retailer network for an experience that is simple and unapologetically Zapp.  Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappuk.com

Zapp Media Relations Contact:

pr@zappuk.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements.  Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

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